Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2016 (in U.S. $)

1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company") a broker-dealer, is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is a Canadian corporation that is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer.

The Company deals in a riskless principal basis in securities of the government of Canada and agencies, Canadian provincial governments and agencies, U.S. government securities, Canadian municipal securities as well as Canadian and U.S. corporate debt. These activities are conducted on behalf of the Company's clients, which are strictly comprised of financial institutions and other broker-dealers that are located almost entirely in the United States.

The Company self-clears all of its financial instruments transactions which are conducted on a delivery/receive versus payment basis. Therefore the Company does not otherwise hold funds or securities for, or owe money, or securities, to clients and accordingly, is exempt from SEC Rule 15c3-3 pursuant to paragraph K(2)(i).

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Financial Condition

The functional currency of the Company is the U.S. dollar. The statement of financial condition is expressed in U.S. dollars as required by foreign users. The Company has evaluated all subsequent events through November 23, 2016, the date of the issuance of this statement of financial condition.

Use of estimates

The preparation of a statement of financial condition in conformity with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Financial instruments transactions

Financial instruments transactions are recorded in the statement of financial condition on a trade date basis.

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded on a net basis and are reflected accordingly in receivable from, or payable to, broker-dealers on the statement of financial condition.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Transfers of financial assets

The Company accounts for transfers of financial assets in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification"), Transfers and Servicing-Accounting for Transfers of Financial Assets. In general, transfers are accounted for as sales under this guidance when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are rather accounted for as repurchase agreements.

Collateralized securities financing transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. Resale and repurchase agreements are recorded at their contracted resale or repurchase amounts plus accrued interest.

Resale and repurchase agreements are reported net by counterparty, when applicable, pursuant to the guidelines of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.

Bank loans, necessary to facilitate the securities settlement process for the Company's transactions are recorded at the amount of cash received in connection with the transaction plus accrued interest. Bank loans are collateralized by securities purchased under agreements to resell and/or failed to deliver securities.

Translation of foreign currencies

Monetary assets and liabilities denominated in a currency other than the functional are translated into U.S. dollars at the year-end rates of exchange.

Income taxes

The Company accounts for income taxes under the general provisions of FASB Codification, Accounting for Income Taxes. Under this FASB Codification, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates. Deferred tax assets are recognized to the extent that realization of such benefits are more likely than not. The effect of a tax rate change on deferred tax liabilities and deferred tax assets is recognized in net income in the period such change is enacted.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with the uncertain tax provision guideline of FASB Codification, Accounting for Income Taxes. Under this guideline, the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs which requires a change.

3 - FAIR VALUE

Fair value hierarchy

FASB Codification, Fair Value Measurements and Disclosures define fair value, establish a framework for measuring fair value, and establish a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by this accounting standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2: Inputs other than quoted prices included with Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

Fair value measurements

As at September 30, 2016, the Company held no securities which required being valued at fair value.

Additional disclosures about fair value of financial instruments not carried at fair value

U.S. GAAP requires disclosures of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments are not carried at fair value on the statement of financial condition but are rather carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial instruments include cash, securities purchased under agreements to resell, other assets, and accrued expenses and other liabilities. Except for cash which is categorized in Level 1 of the fair value hierarchy, all other financial instruments that are carried at amounts which approximate fair values are categorized in Level 2 of the fair value hierarchy.

4 - INCOME TAXES

The Company is subject to Canadian income taxes only.

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences result in taxable or deductible amounts in future years.

5 - FINANCIAL INSTRUMENTS

Off-balance sheet risk

As a broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes purchase and sale of financial instruments and resale and repurchase agreements by the Company. These activities may expose the Company to a default risk arising from the potential that clients or broker-dealers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

With regards to securities purchased under agreements to resell and securities sold under agreements to repurchase, the Company's policy is to obtain possession of collateral with a fair value substantially equal to their contracted prices plus the accrued interest thereon in order to collateralize resale and repurchase agreements. To ensure that the fair value of the underlying collateral in resale and repurchase transactions remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

The Company also clears some of its transactions through a bank pursuant to a clearance agreement. Non-performance by the bank in fulfilling its contractual obligations to the Company may expose the company to default risk and potential loss, as described above.

The Company manages off-balance sheet risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing bank that is highly capitalized, by obtaining additional collateral or retrieving excess collateral from counterparties, when deemed appropriate, and by entering into resale and repurchase agreements.

Concentration of credit risk

The Company's most significant credit concentration risk is with the Parent and the issuer of the financial instrument that collateralized the securities purchased under agreement to resell. This risk arises in the normal course of the Company's business. The risk of default depends on the creditworthiness of the Parent or the issuer of the instrument. The Parent company is a regulated Canadian broker-dealer that operates with significant capital in excess of minimum requirements and therefore the risk is considered minimal. With regards to issuer concentration credit risk relating to collateralized securities financing transactions, the Company's policy is to only accept as collateral securities that has high credit rating from reputable credit rating agencies.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2016 (in U.S. $)

6 - OFFSETTING ASSETS AND LIABILITIES

The following table presents the gross and net amounts of securities purchased under agreements to resell and the related amount of netting with the same counterparty under enforceable netting agreements included in the statement of financial condition as of September 30, 2016 as well as those amounts that are subject to enforceable master netting arrangements or similar agreements but do not meet all of the offsetting criteria under U.S. GAAP. Amounts not set off in the statement of financial position relate to transactions where the Company does not intend to settle on a net basis, or where master netting arrangements or similar agreements are in place with a right to set off only in the event of a default, insolvency or bankruptcy.

As at September 30, 2016

				Amounts not set off in the statement of financial condition [1]		
	Gross amounts recognized	Amounts set off in the statement of financial condition	Net amounts presented in the statement of financial condition	Impact of master netting arrangements or similar agreements [2]	Financial instruments received/ pledge as collateral	Net amounts
Financial Assets						
Securities purchased under agreements to resell	$2,805,260	$ -	$2,805,260	$ -	$2,799,129	$6,131

(1) Amounts have been limited to the net financial position exposure so as not to include any over-collateralization.

(2) Carrying amount of financial assets and liabilities that are subject to a master netting arrangement or similar agreement but that do not satisfy offsetting criteria.

7 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS

Securities clearing depository member guarantee

As a member of a securities clearing depository and pursuant to the membership agreement, the Company granted a movable hypothec and a security interest, where applicable, to the clearing agency and system operator and may as well be required to post collateral to satisfy margin deposits requirements. These guarantees may be used by the clearing agency and system operator in the event the Company fails to meet its contractual obligations. Moreover, the Company may also be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to the clearing depository. In this situation, the Company's guarantee obligations would arise only if the clearing depository had previously exhausted all of its resources. In addition, any such guarantee obligation would be apportioned amount the other non-defaulting members of the clearing depository.

Any potential contingent liabilities under this membership agreement cannot be estimated. The Company has not recorded any contingent liability in its statement of financial condition for this agreement and believes that any potential requirements to make payments under this agreement are remote.

As at September 30, 2016, the Company was not required to post collateral to satisfy margin deposits requirements.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2016 (in U.S. $)

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7 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS (continued)

Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions which requires indemnifying them against potential losses caused by the breach of those representations and warranties. The Company has also agreed in certain circumstances, to indemnify and guarantee certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as agent of, or providing services to the Company. These indemnifications generally are standard contractual terms.

The maximum potential amount of future payments which the Company may be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its statement of financial condition for these indemnifications.

9- COLLATERAL

The Company primarily receives collateral in connection with resale agreements. The Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements and bank loans.

As at September 30, 2016, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, excluding the impact of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements, was $2,799,129 of which none was sold or repledged.

10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate customer-related debit items, as defined. As at September 30, 2016, the Company had net capital of $2,643,109 which was $2,393,109 in excess of its required net capital of $250,000.

11 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities collateralized financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities. Additionally, the Company contracts a variety of services from the Parent. Such services include occupancy, use of equipment, back office, regulatory and administration.

11 - RELATED PARTY TRANSACTIONS (continued)

As at September 30, 2016, the Company had a payable to the Parent of $3,580,306 relating to financial instrument transactions that have not reached their contractual settlement date. This amount is netted in the statement of financial condition with other receivables and payables relating to unsettled regular-way trades. In addition, the Company also had a receivable of $2,805,260 from the Parent for securities purchased under agreements to resell and a payable of $59,017 relating to various services or advances received from the Parent.